Exhibit 99.1

Above Food Provides Business Update

Combination of strategic transactions expected to provide approximately US$16.7 million of incremental capital to fund future growth and to improve net leverage

Management will host a conference call and webcast today at 4:30 p.m. ET

Regina, Saskatchewan (July 25, 2024) –– Above Food Ingredients Inc. ( Nasdaq: ABVE, ABVE.W) (“Above Food” or the “Company”), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, today announced a business update following its recently completed business combination transaction and Nasdaq listing.

Management Commentary

“At Above Food, we're not just another player in the food industry – we are breaking boundaries and disrupting tradition. Above Food is revolutionizing the entire food chain with our unique Seed-to-Fork platform. This innovative approach integrates regenerative agriculture, value-added ingredients manufacturing and consumer products, which positions us to address the powerful secular ‘better-for-you’ trends, global food security challenges and supply chain fragility,” stated Lionel Kambeitz, Founder, President, Chief Executive Officer, and Executive Chairman of Above Food.

“We are excited to share our compelling story with the investment community and demonstrate our ability to drive momentum in our specialty ingredients business, generate improved margins and leverage the utilization of our asset base to increase our revenues in the coming years. We've achieved a strong revenue CAGR of 34% from fiscal year 2021 to fiscal year 2024 by meeting a unique need in today’s marketplace with our focused platform, and with continued growth and greater utilization, we expect to strengthen our cash-flow generation in the years to come. Our diversified asset base, spanning from the field with proprietary seed genetics to differentiated origination, processing, merchandising and distribution facilities, provides us with tremendous foresight into emerging trends. Taken together, we believe we are well positioned to capture a segment of the high barrier-to-entry and high-margin US$200 billion global addressable market.”

Mr. Kambeitz concluded, “We look forward to providing our update for the first half of fiscal year 2025 in connection with the release of our first half fiscal year 2025 financial results in the coming months that we expect will underscore Above Food's significant value and potential. With a robust pipeline of strategic acquisition opportunities that can expand the geographies and markets we reach, coupled with multiple avenues for organic growth and margin expansion opportunities, we believe Above Food represents a compelling investment opportunity.”

Strategic Business Highlights

Above Food has positioned itself to participate in a transformative shift in the food industry. By integrating regenerative agriculture, value-added ingredients manufacturing, and consumer products into a unified "Seed-to-Fork" platform, the Company addresses critical challenges in global food security.

Above Food has assembled a "Seed-to-Fork" platform that leverages a vertically integrated sourcing model, advanced traceability systems, and a regenerative supply chain. This approach enables the Company to maintain a synergistic portfolio of ingredients and consumer products, setting it apart from traditional food producers and manufacturers.

At the core of Above Food's competitive advantage is its ownership and control of key supply chain entry points. This strategic positioning allows for superior economics, supported by advantageous margins and sustainable long-term growth drivers when operating at scale. The Company's model addresses a vast market opportunity, with a total addressable market exceeding US$200 billion across plant-based substitute categories and related high-growth adjacencies such as pet food. This potential for growth is further bolstered by favorable macroeconomic tailwinds, including rising concerns over food insecurity and increasing supply chain risks globally.

Above Food is positioned to scale with existing assets and to become a leading and profitable operator in the industry. The Company services a diverse customer base of over 260 clients and boasts a retail distribution footprint spanning more than 62,000 points. This extensive reach is supported by owned production and efficient processing facilities, which in the Disruptive Agriculture segment alone are capable of producing US$650 million in revenues - more than double the revenue generated in the fiscal years ending January 2023 and January 2024. By controlling its production and distribution channels, Above Food is able to achieve higher margins and improved operational efficiencies, when operating at scale.

A key differentiator for Above Food is its ownership and control of proprietary seed genetics. The Company is actively engaged in ongoing trait improvements through advanced agronomy, production protocols, and natural genetic selection. This focus on seed technology positions Above Food at the forefront of agricultural innovation and sustainable food production.

Leading this innovative company is an established industry leadership team with extensive experience across the food production ecosystem. The management team’s strong commitment to Environmental, Social, and Governance (ESG) practices and standards ensures that Above Food not only delivers value to shareholders but also contributes positively to society and the environment.

In summary, Above Food's vertically integrated model, market positioning, production capabilities, quality certifications, technological innovations, and experienced leadership team collectively position the Company as a formidable player in the evolving food industry landscape, poised for substantial growth and impact in the years to come.

Select Fiscal Year 2024 Financial Results

The Company filed its Form 20-F with the Securities and Exchange Commission (“SEC”) on July 8, 2024 (link to the filing found here.) Unless otherwise stated, the figures below are presented in U.S. Dollars (USD). The Company’s financial performance in fiscal year 2024 was negatively impacted by a lack of available working capital to continue growing its business. This dynamic also presented the Company with headwinds related to its efforts to optimize its mix of revenues in higher margin areas of the business in the interest of faster cash conversion cycles

Revenue for the fiscal year ended January 31, 2024 was $273 million, compared to $293 million for fiscal year 2023, $149 million for fiscal year 2022, and $113 million for fiscal year 2021 – representing a CAGR of 34%.

Gross profit for fiscal year 2024 was negative $4.4 million, compared to negative $0.9 million in fiscal year 2023. From an operating perspective, adjusting for the effects of one-time inventory disposals and write-downs, as well as forward contract and foreign exchange gains and losses, adjusted gross profit, a non-GAAP measure, was negative $1.2 million in fiscal year 2024 compared to $ 4.9 million in fiscal year 2023, and adjusted gross profit margin, a non-GAAP measure, was negative 0.5% compared to 1.6% in the prior year period.

Net loss for fiscal year 2024 was $ 39.5 million, compared to a net loss of $33.7 million in fiscal year 2023. The Company incurred significant losses in fiscal year 2024 and fiscal year 2023 due to professional fees relating to consulting and accounting as the Company prepared to go public, expenditures in order to fulfill sales contracts, continued investment in innovation and growth of our business, and implementation of the systems, processes and tools necessary to be publicly traded.

Please refer to the reconciliations of adjusted gross profit to the most comparable metric calculated in accordance with GAAP in this press release below.

Balance Sheet Update

As of January 31, 2024, the Company reported total gross debt of $50.0 million and cash and cash equivalents of $ 0.7 million. As of June 30, 2024 total gross debt was $42.9 million and cash and cash equivalents was $0.9 million, respectively. The Company anticipates receiving approximately $16.7 million of additional cash subsequent to June 30, 2024 in connection with certain strategic transactions. The Company currently has 28.5 million shares outstanding as of July 24, 2024.

The gross debt and cash and cash equivalent amounts as of June 30, 2024 are preliminary, unaudited financial results and subject to change. These estimates have been prepared by management, and the Company’s independent registered public accounting firm has not audited or reviewed this preliminary financial data.

Conference Call Details

The Company will host a conference call today, July 25, 2024, at 4:30 p.m. Eastern time. Investors interested in participating in the live call can dial (877) 407-9208 from the U.S. International callers can dial (201) 493-6784. A telephone replay will be available after the call concludes and will be available through August 8, 2024, by dialing (844) 512-2921 from the U.S., or (412) 317-6671 from international locations, and entering confirmation code 13748040.

There also will be a simultaneous, live webcast available on the Investors section of the Company's web site at www.abovefood.com.

About Above Food

Above Food Ingredients Inc. (Nasdaq: ABVE, ABVE.W) is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence driven genomics, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available in leading grocers across Canada and the United States.

Non-GAAP Financial Measures

This press release contains disclosure of the Company's adjusted gross profit and adjusted gross profit margin which are non-GAAP financial measures as defined under SEC rules. As required by SEC rules, the Company has provided a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in this press release. The Company believes that presentation of these non-GAAP financial measures improves the transparency of the Company's disclosures and provides a meaningful presentation of the Company's results. These non- GAAP financial measures have limitations as an analytical tool as they do not have a standardized meaning prescribed by U.S. GAAP. The non-GAAP financial measures Above Food uses may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies and, therefore, are unlikely to be comparable to similar measures presented by other companies. Rather, these non-GAAP financial measures are provided as a supplement to corresponding U.S. GAAP measures to provide additional information regarding the results of operations from management’s perspective. Accordingly, non-GAAP financial measures should not be considered a substitute for, in isolation from, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. All non-GAAP financial measures presented in this press release are reconciled to their closest reported U.S. GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures

Above Food Corp.
Adjusted Gross Profit Calculation
Year ended January 31, 2024

Gross loss per FS (CAD)	-	5,898,748

Additions (Deductions) - non-recurring/non-core items
Gains/losses - foreign exchange and mark to market (CAD)	-	337,120
Inventory impairment/adjustment/write-downs (CAD)		4,560,789
Total additions		4,223,669

Adjusted gross loss (CAD)	-	1,675,079
Avg. USD Exchange Rate for FY24		0.7409
Adjusted Gross Loss - USD	-	1,241,075

Revenue per Audited FS (CAD)		368,423,398
Avg. USD Exchange Rate for FY24		0.7409
USD Revenue		272,966,880
Adjusted GP % - USD		-0.45%

Above Food Corp.
Adjusted Gross Profit Calculation
Year ended January 31, 2023

Gross loss per FS (CAD)	-	1,279,640

Additions (Deductions) - non-recurring/non-core items
Gains/losses - foreign exchange and mark to market (CAD)		7,540,074
Inventory impairment/adjustment/write-downs (CAD)		153,173
Total additions		7,693,247

Adjusted gross profit (CAD)		6,413,607
Avg. USD Exchange Rate for FY23		0.7646
Adjusted Gross Profit - USD		4,903,744

Revenue per Audited FS (CAD)		396,464,504
Avg. USD Exchange Rate for FY23		0.7646
USD Revenue		303,130,594
Adjusted GP % - USD		1.62%

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations; expectations regarding revenues, expenses, adjusted gross profit, adjusted gross profit margin and anticipated cash needs, including the financial and operating results of for the six-month period ending July 31, 2024 (and the anticipated release date thereof); expectations regarding cash flow, liquidity and sources of funding, including the ability to raise additional capital; expectations regarding capital expenditures; expectations regarding Above Food's ability to execute its growth strategy; expectations regarding our ability to maintain and enhance our platform and synergistic portfolio of ingredients and consumer products; and expectations regarding our ability to differentiate ourselves from competitors.

Forward-looking statements are based on the current expectations of Above Food's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s Form F-4, dated April 8, 2024, which is available on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by the Company from time to time with the United States Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward- looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com